Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com

FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Novartis delivered strong growth and innovation during the third quarter, including progressing advanced therapy platforms to drive future growth
•	Net sales grew 6% (cc1, +3% USD) mainly driven by:
o	Cosentyx grew to USD 750 million (+37% cc) with strong volume growth across indications
o	Entresto more than doubled to USD 271 million (+113% cc) driven by continued uptake worldwide
o	Promacta/Revolade USD 295 million (+32% cc), Tafinlar + Mekinist USD 291 million (+33% cc) and Jakavi USD 248 million (+27% cc) continued strong double-digit growth
o	AAA sales of USD 105 million, driven by the strong launch of Lutathera (USD 56 million)
•	Core[1] operating income grew 9% (cc, +5% USD), mainly driven by higher sales and improved gross margin, partly offset by growth investments, including AveXis
•	Core EPS was USD 1.32 (+6% cc, +2% USD) as core operating income growth was partly offset by discontinuation of income from the GSK consumer healthcare joint venture
•	Operating income declined 13% (cc, -18% USD) mainly due to net charges from the voluntary withdrawal of CyPass and higher restructuring, partly offset by growth in core operating income
•	Net income declined 18% (cc, -22% USD) due to lower operating income and JV discontinuation
•	Free cash flow[1] grew 8% to USD 3.3 billion, mainly driven by cash flows from operating activities
•	Innovation momentum continued with the progression of advanced therapy platforms:
o	AVXS-101 simultaneous global submissions in US, EU and Japan[2] for type 1 SMA
o	Announced planned acquisition[3] of Endocyte to accelerate radioligand therapy platform
o	Kymriah CAR-T cell therapy approved by EMA for both r/r DLBCL and r/r pediatric ALL
o	Luxturna gene therapy to restore vision and prevent blindness, received a positive CHMP opinion
•	Additional innovation milestones:
o	BYL719 alpha-specific PI3K inhibitor met phase III primary endpoint, full data at ESMO
o	Gilenya showed superior efficacy to Copaxone® in patients with relapsing remitting MS
o	BAF312 filed with both FDA and EMA for SPMS, planning for launch in early 2019 in the US
o	Aimovig launched in Europe as the first CGRP treatment for migraine; strong US uptake
o	EU Biosimilars Hyrimoz (adalimumab) approved and positive CHMP opinion for pegfilgrastim
•	Alcon sales grew 5% (cc, +3% USD). Core operating income grew 1% (cc, -5% USD), reflecting timing of investments. Nine month core operating income grew 14% (cc, +15% USD)
•	Dr. Klaus Moosmayer appointed Chief Ethics, Risk and Compliance Officer
•	2018 Group guidance: net sales revised upwards, expected to grow mid-single digit (cc); core operating income guidance confirmed, expected to grow mid to high-single digit (cc)

Key figures[1]	Q3 2018	Q3 2017	% change		9M 2018	9M 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 779	12 413	3	6	38 631	36 194	7	5
Operating income	1 939	2 357	-18	-13	6 870	6 559	5	3
Net income	1 624	2 083	-22	-18	11 420	5 727	nm	nm
EPS (USD)	0.70	0.89	-21	-17	4.92	2.43	nm	nm
Free cash flow	3 301	3 064	8		8 778	7 972	10
Core
Operating income	3 555	3 382	5	9	10 436	9 627	8	7
Net income	3 064	3 017	2	5	9 057	8 573	6	4
EPS (USD)	1.32	1.29	2	6	3.90	3.64	7	5
nm = not meaningful

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 55 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
2 Initiated submission in mid-September, anticipate completion by year end.
3 Closing of the transaction is subject to customary closing conditions, including the approval of Endocyte’s stockholders and receipt of regulatory approvals.

Basel, October 18, 2018 — Commenting on the results, Vas Narasimhan, CEO of Novartis, said:
“We progressed our breakthrough medicines pipeline including our leading advanced therapy platforms in cell and gene with multiple submissions for AVXS-101 in SMA and the planned acquisition of Endocyte in radioligand therapy. We also completed first in class filings for BAF312 in secondary progressive MS. Our strong operational performance continues as we delivered margin accretive growth, driven by the Innovative Medicines Division, and we are on track to deliver our full year guidance.”

GROUP REVIEW

Third quarter financials

Net sales were USD 12.8 billion (+3%, +6% cc) in the third quarter driven by volume growth of 9 percentage points (cc), mainly from Cosentyx, Entresto, Oncology including AAA, and Alcon. Strong volume growth was partly offset by the negative impacts of pricing (-2 percentage points) and generic competition (-1 percentage point).

Operating income was USD 1.9 billion (-18%, -13% cc) mainly due to net charges from the voluntary withdrawal of CyPass (USD 0.3 billion), higher restructuring and growth investments, partly offset by continued sales growth and gross margin expansion. Core adjustments amounted to USD 1.6 billion (2017: USD 1.0 billion).

Net income was USD 1.6 billion, (-22%, -18% cc) mainly due to the lower operating income and the discontinuation of income from the GSK consumer healthcare joint venture, divested to GSK in the second quarter.

EPS was USD 0.70 (-21%, -17% cc), due to the lower net income partly offset by the lower number of shares outstanding.

Core operating income was USD 3.6 billion (+5%, +9% cc) driven by higher sales and improved gross margin, partly offset by growth and launch investments, including AveXis. Core operating income margin in constant currencies increased 0.8 percentage points; currency had a negative impact of 0.2 percentage points, resulting in a net increase of 0.6 percentage points to 27.8% of net sales.

Core net income was USD 3.1 billion (+2%, +5% cc) as growth in core operating income was partly offset by the discontinuation of core income from the GSK consumer healthcare joint venture.

Core EPS was USD 1.32 (+2%, +6% cc), driven by growth in core net income and the lower number of shares outstanding.

Free cash flow amounted to USD 3.3 billion (+8% USD) compared to USD 3.1 billion in prior year as higher cash flows from operating activities were partly offset by higher net investments in intangible assets.

Innovative Medicines net sales were USD 8.6 billion (+6%, +9% cc) in the third quarter, as both the Pharmaceuticals and Oncology business units grew 9% (cc). Volume contributed 11 percentage points driven by growth drivers and higher Diovan and Exforge benefitting from the recall of competitor generic products. Pricing had a negative impact of 1 percentage point and generic competition a negative impact of 1 percentage point.

Operating income was USD 2.2 billion (+2%, +6% cc), mainly driven by higher sales and improved gross margin, partly offset by higher growth and launch investments as well as higher restructuring costs. Core adjustments were USD 0.7 billion (2017: USD 0.4 billion). Core operating income was USD 2.9 billion (+12%, +16% cc). Core operating income margin in constant currencies increased by 2.1 percentage points; currency had a negative impact of 0.2 percentage points, resulting in a net increase of 1.9 percentage points to 33.7% of net sales.

Sandoz net sales were USD 2.4 billion (-6%, -4% cc) in the third quarter with 8 percentage points of price erosion, mainly in the US partially offset by volume growth of 4 percentage points. Excluding the US, net sales grew by 2% (cc). Global sales of Biopharmaceuticals grew 21% (cc), mainly driven by Rixathon (rituximab) and Erelzi (etanercept) in Europe, and Zarxio (filgrastim) in the US.

Operating income was USD 358 million (-8%, -3% cc) mainly due to lower sales and higher ex-US M&S investments partly offset by continued strong gross margin improvements. Core operating income was USD 541 million (-7%, -3% cc). Core operating income margin increased by 0.2 percentage points; currency had a negative impact of 0.2 percentage points, resulting in a margin of 22.4% of net sales, in line with prior year.

Novartis announced on September 6th, 2018 that it has agreed to sell selected portions of its Sandoz US portfolio, specifically the Sandoz US dermatology business and US oral solids portfolio, to Aurobindo Pharma USA Inc., for USD 0.9 billion of cash plus USD 0.1 billion of potential earn-outs. The portfolio to be sold includes approximately 300 products, as well as additional development projects. This transaction supports the Sandoz strategy of focusing on complex generics, value-added medicines and biosimilars to achieve sustainable, profitable growth in the US over the long-term. This transaction is expected to be completed during 2019.

Alcon net sales were USD 1.8 billion (+3%, +5% cc) in the third quarter. Surgical growth of +7% (cc) was driven by double digit growth of advanced technology IOLs (AT-IOLs), as well as continued growth in consumables and equipment. Vision Care sales grew +3% (cc), driven by double digit growth of Dailies Total1 and Systane. Alcon’s results reflect the seventh consecutive quarter of net sales growth mainly as a result of improved operations and customer relationships.

Operating loss was USD 297 million, compared to a loss of USD 2 million in the prior year, impacted by the net charges from the voluntary withdrawal of CyPass (USD 0.3 billion). Core operating income was USD 301 million (-5%, +1% cc) as higher sales and gross margin were offset by higher growth investments, including direct to consumer advertising for Dailies Total1 and Systane, as well as operational investments. Core operating income margin in constant currencies decreased by 0.7 percentage points; currency had a negative impact of 0.7 percentage points, resulting in a net decrease of 1.4 percentage points to 17.1% of net sales.

Nine month financials

Net sales were USD 38.6 billion (+7%, +5% cc) in the first nine months driven by volume growth of 9 percentage points (cc), mainly from Cosentyx, Entresto, Oncology including AAA, and Alcon. Strong volume growth was partly offset by the negative impacts of pricing (-2 percentage points) and generic competition (-2 percentage points).

Operating income was USD 6.9 billion (+5%, +3% cc) driven by higher sales, gross margin and net divestment gains, partly offset by growth investments, net charges from the voluntary withdrawal of CyPass (USD 0.3 billion) and higher restructuring. Core adjustments amounted to USD 3.6 billion (2017: USD 3.1 billion).

Net income was USD 11.4 billion, compared to USD 5.7 billion in prior year, mainly benefiting from a USD 5.7 billion net gain from the divestment of our stake in the GSK consumer healthcare joint venture, in the second quarter.

EPS was USD 4.92, compared to USD 2.43 in prior year, driven by higher net income and lower number of shares outstanding.

Core operating income was USD 10.4 billion (+8%, +7% cc) driven by higher sales and improved gross margin, partly offset by growth investments, including AveXis. Core operating income margin in constant currencies increased 0.5 percentage points; currency had a negative impact of 0.1 percentage points, resulting in a net increase of 0.4 percentage points to 27.0% of net sales.

Core net income was USD 9.1 billion (+6%, +4% cc) driven by growth in core operating income, partly offset by the discontinuation of core income from the GSK consumer healthcare joint venture from April 1, 2018.

Core EPS was USD 3.90 (+7%, +5% cc) driven by growth in core net income and the lower number of shares outstanding.

Free cash flow amounted to USD 8.8 billion (+10% USD) compared to USD 8.0 billion in prior year as higher cash flows from operating activities were partly offset by higher net investments in intangible assets.

Innovative Medicines net sales were USD 25.9 billion (+9%, +7% cc) in the first nine months, as Pharmaceuticals grew 7% (cc) and Oncology grew 8% (cc). Volume contributed 11 percentage points to sales growth. Generic competition had a negative impact of 2 percentage points. Pricing had a negative impact of 2 percentage points.

Operating income was USD 6.6 billion (+13%, +11% cc) mainly driven by higher sales and improved gross margin, partly offset by higher growth and launch investments and higher restructuring. Core adjustments were USD 1.8 billion (2017: USD 1.6 billion). Core operating income was USD 8.4 billion (+13%, +11% cc). Core operating income margin in constant currencies increased by 1.1 percentage points; currency impact was not significant, resulting in a net increase of 1.1 percentage points to 32.4% of net sales.

Sandoz net sales were USD 7.4 billion (-1%, -3% cc) in the first nine months, as 8 percentage points of price erosion, mainly in the US, were partially offset by volume growth of 5 percentage points. Excluding the US, net sales grew by 4% (cc). Global sales of Biopharmaceuticals grew 22% (cc) mainly driven by Rixathon (rituximab) and Erelzi (etanercept) in Europe, and Zarxio (filgrastim) in the US.

Operating income was USD 1.1 billion (+3%, +1% cc) mainly driven by strong gross margin improvement, and higher divestment gains, offset by lower sales and ex-US M&S investments. Core operating income was USD 1.5 billion (-1%, -2% cc). Core operating income margin increased by 0.2 percentage points; currency had a negative impact of 0.3 percentage points, resulting in a net decrease of 0.1 percentage points to 20.5% of net sales.

Alcon net sales were USD 5.4 billion (+7%, +6% cc) in the first nine months. Surgical sales grew +8% (cc), mainly driven by AT-IOLs and cataract consumables. Vision Care sales grew +3% (cc) driven by growth in contact lenses with continued double-digit growth of Dailies Total1.

Operating loss was USD 142 million in the nine months, compared to an income of USD 25 million in prior year, as higher sales and improved gross margin were more than offset by the net charges from the voluntary withdrawal of CyPass (USD 0.3 billion) and higher growth investments. Core operating income was USD 1.0 billion (+15%, +14% cc). Core operating income margin in constant currencies increased by 1.3 percentage points; currency impact was not significant, resulting in a net increase of 1.3 percentage points to 18.6% of net sales.

Key growth drivers (Q3 performance)

Underpinning our financial results in the third quarter is a continued focus on key growth drivers including:
•
Cosentyx (USD 750 million, +37% cc) delivered strong volume growth across all indications in the US and EU. In the US, sales grew 33% to USD 459 million. In the rest of world, sales grew 43% (cc) to USD 291 million.

•	Entresto (USD 271 million, +113% cc) more than doubled driven by strong uptake in all launched markets (US +104% cc, rest of world +126% cc).
•
Promacta/Revolade (USD 295 million, +32% cc) grew at a strong double-digit rate across all regions driven by increased demand and continued uptake of the thrombopoietin class for chronic immune thrombocytopenia.

•
Tafinlar + Mekinist (USD 291 million, +33% cc) continued strong double-digit growth due to increased demand driven by melanoma and NSCLC across all regions with the adjuvant melanoma indication also contributing primarily in the US.

•
Lutathera (USD 56 million) launch in the US is progressing well, with over 85 centers actively treating. Sales from all AAA brands (including Lutathera and radiopharmaceutical diagnostic products) were USD 105 million in the quarter. In Europe, reimbursement for Lutathera has been achieved in several countries.

•	Jakavi (USD 248 million, +27% cc) continued strong double-digit growth across all regions driven by both the myelofibrosis and polycythemia vera indications.
•
Kisqali (USD 72 million, +184% cc) continues to build momentum with growth in the US and launches in several EU countries and Emerging Growth Markets. Additional markets are expected to gain reimbursement over the next 12 months and filings are underway with other health authorities worldwide.

•
Kymriah sales were USD 20 million across the two indications in the US. We received approval by the European Commission and Health Canada for the treatment of r/r pediatric and young adult ALL patients and r/r adult DLBCL patients. Novartis announced that it plans to invest in the production of cell and gene therapies at the Stein site in Switzerland and a strategic collaboration with Cellular Biomedicine Group to manufacture and supply Kymriah in China.

•
Biopharmaceuticals (biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew 21% (cc) to USD 349 million, driven by Rixathon (rituximab) and Erelzi (etanercept) in Europe and Zarxio (filgrastim) in the US.

•
Emerging Growth Markets, which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand, grew (+2% USD, +10% cc), including strong growth in China (+13% USD, +15% cc).

Strengthen R&D

Key developments from the third quarter of 2018 include:

New approvals and regulatory opinions (in Q3)
•
Kymriah (tisagenlecleucel), first-in-class CAR-T therapy, received EU approval to treat both relapsing/refractory (r/r) pediatric and young adult ALL patients and r/r patients with large B-cell lymphoma.

•
Aimovig (erenumab) was approved in the EU for the preventive treatment of migraine in adults. Aimovig is the first EU-approved treatment to block the calcitonin gene-related peptide receptor (CGRP-R). Novartis has full rights to Aimovig outside the US and Japan and co-commercializes in the US with Amgen.

•
Tafinlar + Mekinist was approved in the EU for adjuvant treatment of BRAF V600-mutant melanoma. Data showed significant reduction in the risk of disease recurrence or death compared to placebo by more than 50%. Additional Tafinlar + Mekinist data will be presented at ESMO.

•
Kisqali (ribociclib) MONALEESA-3 and MONALEESA-7 data were added to the US label following FDA approval. Kisqali is now the only CDK4/6 inhibitor approved to treat first line premenopausal women and to be used in combination with fulvestrant in postmenopausal women in first and second-line settings.

•
Luxturna (voretigene neparvovec) an investigational one-time gene therapy to restore vision and prevent blindness in patients with biallelic RPE65 mutations, received a positive CHMP opinion with approval expected in Q4. Novartis licensed Luxturna ex-US rights from Spark Therapeutics.

•	Gilenya received a positive CHMP opinion for the treatment of MS in pediatric patients based on the results of the PARADIGMS study, which were also published in the NEJM.
•
Cosentyx received a positive CHMP opinion for a label update to include 24-week data of inhibiting progression of joint damage in psoriatic arthritis (PsA) and to reflect new dosing flexibility up to 300 mg, based on clinical response.

•
ACZ885 (canakinumab) received a complete response letter (CRL) from FDA in October regarding the supplemental Biologics License Application for cardiovascular risk reduction. The company is evaluating the feedback provided.

•	Sandoz biosimilar Hyrimoz (adalimumab, AbbVie’s Humira®) was approved in Europe. Hyrimoz was the fourth major Sandoz Biosimilar approved by the EU in the last year and a half.
•	Sandoz biosimilar pegfilgrastim (Amgen’s Neulasta®) received a positive CHMP opinion with EU approval expected in Q4.
Regulatory submissions and filings (in Q3)
•
AVXS-101 simultaneous global submissions in US, EU and Japan for type 1 SMA based on the phase I data and select data from the on-going phase III STR1VE study. Novartis is planning to launch AVXS-101 in the middle of 2019.

•	BAF312 (siponimod) was filed with both the FDA and EMA for secondary progressive MS in October. The US filed with a priority review voucher, and is on track for launch in early 2019.
Results from ongoing trials and other highlights (in Q3)
•
Announced planned acquisition of Endocyte in October, to expand expertise in radiopharmaceuticals and build on commitment to transformational therapeutic platforms. Acquisition would add 177Lu-PSMA-617, a potential first-in-class radioligand therapy in Phase III development for metastatic castration-resistant prostate cancer (mCRPC), as well as an expanded pipeline of radiopharmaceutical programs with significant sales potential.

•
BYL719 (alpelisib) SOLAR-1 trial of the investigational alpha-specific inhibitor BYL719 in combination with fulvestrant met its primary endpoint showing an improvement in PFS vs. fulvestrant alone in postmenopausal women with HR+/HER2- advanced breast cancer with a PIK3CA mutation. Approximately 40% of HR+ advanced breast cancer patients have PIK3CA mutations, and the PI3K pathway is the most commonly mutated pathway associated with tumor progression in HR+ advanced breast cancer. Results will be presented at ESMO and filing is on track for later this year.

•
Gilenya phase IV ASSESS trial showed adult relapsing remitting MS patients taking Gilenya 0.5mg experienced significantly fewer relapses than patients on Copaxone® (glatiramer acetate) 20mg, in a well-controlled head-to-head study.

•
Entresto TRANSITION data showed that Entresto can be initiated early and safely in hospitalized patients shortly after an acute heart failure episode. Outlook for patients in first 30 days following hospitalization is poor, with one in four re-admitted during this vulnerable period and up to 10% likely to die.

•
Cosentyx real world evidence presented at the European Academy of Dermatology and Venereology Congress showed that 87% of bio-naive PSO patients remain on Cosentyx at 12 months. The PROSPECT trial data was also presented showing that 59% of patients at 24 months experience no or little impact of their skin disease on their quality of life.

•
RTH258 (brolucizumab) new analysis of phase III data presented at EURETINA reinforces superior reduction of retinal fluid, a key marker of disease activity in nAMD. Retinal fluid was detected less often in patients treated with brolucizumab 6 mg versus aflibercept between weeks 36 to 48. Regulatory submissions for brolucizumab are on track for December 2018. Two year data will be presented at AAO.

•
SEG101 (crizanlizumab) data was published in the American Journal of Hematology in October showing a significantly higher number of patients treated with crizanlizumab did not experience a vaso-occlusive crisis versus those treated with placebo (35.8% vs. 16.9%).

•
Lucentis plans to file for a new indication in retinopathy of prematurity (ROP), a rare disease in premature infants that often leads to blindness. The phase III RAINBOW study showed Lucentis to be an efficacious, safe and well-tolerated treatment for infants with ROP, despite marginally missing statistical significance for the primary endpoint of demonstrating superiority to laser surgery. 80% of patients achieved treatment success with 0.2mg Lucentis versus 66% with laser.

•
MOR106 a novel antibody directed against IL-17C in phase II, was in-licensed from Galapagos and MorphoSys. IL-17C is believed to contribute significantly to atopic dermatitis (AD). This in-licensing is an extension of the Novartis immuno-dermatology pipeline, which includes oral ZPL389 in phase II.

•
Alcon introduced an enhanced WaveLight Refractive Suite to optimize the patient and surgeon LASIK experience. The improved graphical user interface offers surgeons an intuitive, efficient workflow when performing personalized topography-guided LASIK procedures. In a clinical trial, 92.6% of eyes treated achieved 20/20 vision or better.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.

In June 2018, Novartis announced a new up-to USD 5.0 billion share buyback on the second trading line for cancellation, to be executed until the end of 2019. During the first nine months of 2018, Novartis repurchased 7.2 million shares (USD 0.6 billion) under this buyback and 14.0 million shares (USD 1.1 billion) to mitigate dilution related to participation plans of associates. In addition, 1.4 million shares (USD 0.1 billion) were repurchased from associates, and 15.1 million treasury shares (USD 1.0 billion) were delivered as a result of options exercised and share deliveries related to participation plans of associates. Consequently, the total number of shares outstanding decreased by 7.5 million versus December 31, 2017. These treasury share transactions resulted in an equity decrease of USD 0.8 billion and a net cash outflow of USD 1.4 billion.

As of September 30, 2018, the net debt decreased by USD 1.9 billion to USD 17.1 billion versus December 31, 2017. The decrease was mainly driven by the USD 13.0 billion inflow from the sale of the stake in the GSK consumer healthcare joint venture and USD 8.8 billion free cash flow in the first nine months of 2018. These inflows were partially offset by the USD 7.0 billion annual dividend payment, the acquisitions of Advanced Accelerator Applications S.A. and of AveXis, Inc. for a total of USD 11.8 billion (net of cash acquired) and a net cash outflow for treasury share transactions of USD 1.4 billion. The long-term credit rating for the company is A1 with Moody’s Investors Service, AA- with S&P Global Ratings and AA with Fitch Ratings.

2018 Outlook

Barring unforeseen events

We have revised upwards our guidance for Group net sales in 2018, which we now expect to grow mid-single digit (cc). We confirm our guidance for Group core operating income in 2018, which we expect to grow mid to high-single digit (cc).

From a divisional perspective, we expect net sales performance (cc) in 2018 to be as follows:
•	Innovative Medicines: revised upwards to grow mid to high-single digit
•	Sandoz: decline low-single digit
•	Alcon: grow mid-single digit

If mid-October exchange rates prevail for the remainder of 2018, currency is expected to have a negligible impact on the full year results. The estimated impact of exchange rates on our results is provided monthly on our website.

Summary Financial Performance

Innovative Medicines	Q3 2018	Q3 2017 restated [1]	% change		9M 2018	9M 2017 restated [1]	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	8 596	8 117	6	9	25 870	23 719	9	7
Operating income	2 184	2 131	2	6	6 571	5 838	13	11
As a % of sales	25.4	26.3			25.4	24.6
Core operating income	2 897	2 578	12	16	8 382	7 429	13	11
As a % of sales	33.7	31.8			32.4	31.3

Sandoz	Q3 2018	Q3 2017	% change		9M 2018	9M 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 420	2 584	-6	-4	7 400	7 465	-1	-3
Operating income	358	390	-8	-3	1 095	1 063	3	1
As a % of sales	14.8	15.1			14.8	14.2
Core operating income	541	580	-7	-3	1 520	1 537	-1	-2
As a % of sales	22.4	22.4			20.5	20.6

Alcon	Q3 2018	Q3 2017 restated [1]	% change		9M 2018	9M 2017 restated [1]	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 763	1 712	3	5	5 361	5 010	7	6
Operating loss / income	-297	-2	nm	nm	-142	25	nm	nm
As a % of sales	-16.8	-0.1			-2.6	0.5
Core operating income	301	317	-5	1	999	866	15	14
As a % of sales	17.1	18.5			18.6	17.3
Corporate	Q3 2018	Q3 2017	% change		9M 2018	9M 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Operating loss	-306	-162	-89	-94	-654	-367	-78	-72
Core operating loss	-184	-93	-98	-103	-465	-205	-127	-115

Total Group	Q3 2018	Q3 2017	% change		9M 2018	9M 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 779	12 413	3	6	38 631	36 194	7	5
Operating income	1 939	2 357	-18	-13	6 870	6 559	5	3
As a % of sales	15.2	19.0			17.8	18.1
Core operating income	3 555	3 382	5	9	10 436	9 627	8	7
As a % of sales	27.8	27.2			27.0	26.6
Net income	1 624	2 083	-22	-18	11 420	5 727	nm	nm
EPS (USD)	0.70	0.89	-21	-17	4.92	2.43	nm	nm
Cash flows from operating activities	4 050	3 586	13		10 506	9 213	14
Free cash flow	3 301	3 064	8		8 778	7 972	10
nm = not meaningful
[1] Restated to reflect the product transfers between divisions, announced on October 24, 2017 and January 24, 2018.

A condensed interim financial report with the information listed in the index below can be found on our website at http://hugin.info/134323/R/2221014/869239.pdf.

Novartis Q3 and 9M 2018 Condensed Interim Financial Report – Supplementary Data

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “progressing,” “to drive,” “future,” “momentum,” “submissions,” “planned,” “filed,” “planning,” “subject to,” “launch,” “launched,” “positive CHMP opinion,” “guidance,” “expected,” “anticipate,” “pipeline,” “filings,” “on track,” “growth drivers,” “agreed to sell,” “to be sold,” “strategy,” “expected,” “underway,” “plans,” “will,” “investigational,” “priority review,” “to file,” “believed,” “to expand,” “commitment,” “would,” “potential,” “to be executed,” “outlook,” “expect,” “may,” “pending,” “pipelines,” “in clinical development,” “awaiting,” “Fast Track designation,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; or regarding the potential financial or other impact on Novartis, and the potential strategic benefits, synergies or opportunities expected as a result of the proposed spinoff of our Alcon Division or of the proposed divestiture of certain portions of our Sandoz Division in the US or of the proposed acquisition of Endocyte; or regarding potential future sales or earnings of the Novartis Group or any of its divisions or potential shareholder returns; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Neither can there be any guarantee that the proposed spinoff of the Alcon Division, or the proposed divestiture of certain portions of our Sandoz Division in the US or the proposed acquisition of Endocyte will receive necessary approvals, or that they will be completed, or completed as currently proposed, or at any particular time. Nor can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the proposed transactions. Nor can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Neither can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating or financial results. In particular, our expectations could be affected by, among other things: global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this release or with respect to the proposed transactions; the potential that the strategic benefits, synergies or opportunities expected from the proposed transactions may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; safety, quality or manufacturing issues; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential litigations with respect to the proposed transactions, product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally; uncertainties involved in the development or adoption of potentially transformational technologies and business models; general political and economic conditions, including uncertainties regarding the effects of ongoing instability in various parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies. Humira® is a registered trademark of AbbVie Inc. Neulasta® is a registered trademark of Amgen Inc. Copaxone® is a registered trademark of Teva Pharmaceutical Industries LTD.

About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 1 billion people globally and we are finding innovative ways to expand access to our latest treatments. About 125,000 people of more than 140 nationalities work at Novartis around the world. Find out more at www.novartis.com.

Important dates
October 22, 2018   Oncology ESMO Investor Call
November 5, 2018    Novartis R&D update London
November 27, 2018  Alcon capital markets day New York
December 4, 2018    Alcon capital markets day London
January 30, 2019   Fourth Quarter and Full Year Results